# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Definium Therapeutics, Inc., CIK 0001813814
CUSIP: 24477V105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One World Trade Center, Suite 8500, New York, New York (NY), 10007
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000938206

## Reporting persons
- DRIEHAUS CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,845,276; sole dispositive power 0; shared dispositive power 6,845,276; aggregate amount beneficially owned 6,845,276 (5.36% of the class)
  Comment: The issuer changed its name from Mind Medicine (MindMed), Inc. to Definium Therapeutics, Inc. on January 12, 2026. This amendment is filed to reflect the change in our percentage of ownership of Definium Therapeutics, Inc. (DFTX). DCM owned 5.36% of DFTX as of June 30, 2026, down from 6.64% as of December 31, 2025.

## Item 1. Issuer
Name of issuer: Definium Therapeutics, Inc.
Address of issuer's principal executive offices: One World Trade Center, Suite 8500, New York, New York, 10007

## Item 2. Person Filing
Name of person filing: Driehaus Capital Management LLC
Address of principal business office or, if none, residence: 25 East Erie Street, Chicago, Illinois 60611
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 6845276
Percent of class: 5.36
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6845276
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6845276

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The shares reported by Driehaus Capital Management LLC (DCM) are held by numerous clients on a fully discretionary basis in accounts managed by DCM. Securities held in these clients' accounts are included in this report to reflect that DCM may have voting power and has dispositive power. To the best of DCM's knowledge, none of the referenced clients have the right to receive dividends or direct proceeds from the sale of interests relating to more than 5% of the class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DRIEHAUS CAPITAL MANAGEMENT LLC: Janet McWilliams, Janet McWilliams/General Counsel (08/14/2026)